

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Bradford D. Dahms
President and Chief Financial Officer
Theseus Pharmaceuticals, Inc.
314 Main Street
Cambridge, MA 02142

>   **Re: Theseus Pharmaceuticals, Inc.**
>   **Schedule 14D-9/A Filed January 30, 2024**
>   **File No. 005-92944**

Dear Bradford D. Dahms:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule 14D-9, as amended, unless otherwise indicated.

Schedule 14D-9/A Filed January 30, 2024

The Solicitation or Recommendation, page 12

1. We reissue in part prior comment 2 in our letter dated January 22, 2024. While you have clarified that the Company decided to pursue strategic alternatives other than a reverse merger transaction in early November 2023, please specify the "changes in market conditions" that led to this change in strategy.

2. We reissue prior comment 6 in our letter dated January 22, 2024. Please revise the section entitled 'Theseus Management Dissolution Analysis' to summarize the material assumptions and limitations of management's dissolution analysis, including but not limited to: (i) why management assumed that 70% of the available cash would be disbursed to stockholders at the commencement of the dissolution process, (ii) how management considered several uncertain factors (such as those described on page 23 of the Schedule 14D-9) in assuming that 75% of the remaining portion of cash would be available for later distribution, and (iii) how management calculated the 5.0% discount rate.

Bradford D. Dahms
Theseus Pharmaceuticals, Inc.
February 2, 2024
Page 2

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions